TODAYS ALTERNATIVE ENERGY CORPORATION
857 POST ROAD, SUITE 397
FAIRFIELD, CT 06824

April 21, 2011

Via EDGAR

Rufus Decker
Accounting Branch Chief
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Today’s Alternative Energy Corporation
Form 10-K for the Fiscal Year Ended October 31, 2010
Form 10-Q for the Period Ended January 31, 2011
File No. 1-32044

Dear Mr. Decker:

In reference to our counsel’s conversation with your office on April 19, 2011, we are hereby requesting an extension in our time to respond to you comment letter, received on April 8, 2011, to May 3, 2011.

We appreciate your cooperation. If you or others have any questions or would like additional information, please contact the undersigned at 888-880-0994.

Very truly yours,

/s/ Len Amato
Len Amato